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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            Sangamo Biosciences, Inc.
                            -------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    800677106
                               ------------------
                                 (CUSIP Number)

                                 August 28, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]  Rule 13d-1(b)
                  [X]  Rule 13d-1(c)
                  [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

CUSIP NO.   800677106
            ---------

1.   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO'S. OF ABOVE PERSONS (ENTITIES ONLY).

           Stephens Group, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

3.   SEC USE ONLY ________________________________________________

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Arkansas, USA

Number of Shares Beneficially Owned by Each Reporting Person With:

5.   SOLE VOTING POWER                                                  912,165

6.   SHARED VOTING POWER                                                 27,250

7.   SOLE DISPOSITIVE POWER                                             912,165

8.   SHARED DISPOSITIVE POWER                                            27,250

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                        939,415

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                      3.8%

12.  TYPE OF REPORTING PERSON                                                 HC


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                                  SCHEDULE 13G

CUSIP NO.   800677106
            ---------

1.   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NO'S. OF ABOVE PERSONS (ENTITIES ONLY).

          Stephens-Sangamo Biosciences, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

3.   SEC USE ONLY ________________________________________________


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Arkansas, USA

Number of Shares Beneficially Owned by Each Reporting Person With:

5.   SOLE VOTING POWER                                                       -0-

6.   SHARED VOTING POWER                                                     -0-

7.   SOLE DISPOSITIVE POWER                                                  -0-

8.   SHARED DISPOSITIVE POWER                                                -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            -0-

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                      0.0%

12.  TYPE OF REPORTING PERSON                                                 OO


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                                  SCHEDULE 13G

CUSIP NO.   800677106
            ---------

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NO'S. OF ABOVE PERSONS (ENTITIES ONLY).

         Warren Stephens

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                        (b) [ ]

3.  SEC USE ONLY ________________________________________________

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Arkansas, USA

Number of Shares Beneficially Owned by Each Reporting Person With:

5.  SOLE VOTING POWER                                                   132,606

6.  SHARED VOTING POWER                                               1,144,626

7.  SOLE DISPOSITIVE POWER                                              132,606

8.  SHARED DISPOSITIVE POWER                                          1,144,626

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,277,232*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                       5.2%

12. TYPE OF REPORTING PERSON                                                  IN


*Includes shares reported as beneficially owned by Stephens Group, Inc.


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CUSIP NO.  800677106
           ---------

ITEM 1.

         (a)   Name of Issuer:   Sangamo Biosciences, Inc.

         (b)   Address of Issuer's Principal Executive Offices:

                   501 Canal Boulevard, Suite A100
                   Richmond, CA  94804

ITEM 2.

         (a)     Name of Person Filing:  Stephens Group, Inc.
                                         Stephens-Sangamo Biosciences, LLC
                                         Warren Stephens

         (b)   Address of Principal Business Office or, if none, Residence

                   111 Center Street
                   Little Rock, Arkansas  72201

         (c)   Citizenship:  Arkansas, USA

         (d)   Title of Class of Securities:   Common Stock

         (e)   CUSIP Number:  800677106


ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b),
               OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: NA

ITEM 4. OWNERSHIP. PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

(a)      Amount beneficially owned:                                    1,277,232

(b)      Percent of class:                                                  5.2%

(c)      Number of shares as to which the person has:

         (i)  Sole power to vote or to direct the vote:                  132,606

         (ii) Shared power to vote or to direct the vote:              1,144,626

         (iii) Sole power to dispose or to direct the disposition of:    132,606

         (iv) Shared power to dispose or to direct the disposition of: 1,144,626

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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The number of shares of Sangamo Biosciences, Inc. common stock reported as beneficially owned by Stephens Group, Inc. and Warren Stephens includes shares owned by Stephens Inc., the second tier subsidiary of Stephens Group, Inc., in discretionary accounts for clients, and the number of shares reported as beneficially owned by Warren Stephens also includes shares owned by certain other entities affiliated with Warren Stephens.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

              N/A

ITEM 10. CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                September 5, 2003
                                -----------------
                                Date

                                Stephens Group, Inc. and
                                Stephens-Sangamo Biosciences, LLC

                                By: /s/ David A. Knight
                                    ------------------------------------
                                David A. Knight
                                Vice President of Stephens Group, Inc.,
                                on its own behalf and as sole manager of
                                Stephens-Sangamo Biosciences, LLC

                                /s/ Warren Stephens
                                -------------------
                                Warren Stephens